UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

September 11, 2026

Date of Report (date of earliest event reported)

Evernorth Holdings Inc.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

333-294417

(Commission File Number)

39-4156999

(I.R.S. Employer Identification No.)

600 Battery St., San Francisco, California 94111

(Address of Principal Executive Offices)

(415) 322-3046

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None.	None.	None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Note Purchase Agreement and Convertible Notes

On September 11, 2026 (the “Signing Date”), Evernorth Holdings Inc. (the “Company”) entered into a note purchase agreement (the “Note Purchase Agreement”), dated as of the Signing Date, between the Company and NH Investment & Securities Co. as trustee of Kyobo AIM Corporate Finance General Private Investment Trust No. 3, as purchaser (the “Purchaser”), pursuant to which the Company has agreed to issue $30.0 million principal amount (the “Original Principal Amount”) of its 4.00% Convertible Senior PIK Notes due 2031 (the “Convertible Notes”), with such Original Principal Amount subject to increases in such principal amount in the form of interest payments by payment in kind of additional principal (the “PIK Interest”). The closing of the issuance of the Convertible Notes is conditioned upon the closing of the Company’s business combination transaction with Armada Acquisition Corp. II (the “Business Combination”), which is expect to close during the fourth quarter of 2026. The payment for the Convertible Notes and the issuance of the Convertible Notes will be made concurrently with the closing of the Business Combination (such date, the “Effectiveness Date”).

The net proceeds from the issuance are approximately $30.0 million before deducting any transaction expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes, including the acquisition of XRP and other activities within the XRP ecosystem.

The Convertible Notes will be the Company’s senior, unsecured obligations and will rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated indebtedness of the Company.

Upon the occurrence of (i) an Event of Default or (ii) a Fundamental Transaction (each, as defined in the Note Purchase Agreement), the holder of a Convertible Note may, at its option, require the Company to redeem all (but not less than all) of the Convertible Notes held by such holder at a price which, together with all payments previously made with respect to the Convertible Notes to be redeemed, provides the holder with a yield to put of 8.0% per annum on the Original Principal Amount, by delivering written notice to the Company (the “Investor Put Right”).

The Convertible Notes will accrue PIK Interest on the outstanding principal amount of the Convertible Notes outstanding from and after the Effectiveness Date at a rate of 4.00% per annum and will mature in 2031, unless earlier converted, redeemed or repurchased in accordance with its terms. Interest will accrue and be capitalized until the earliest of (i) the conversion date, (ii) the fifth anniversary of the Effectiveness Date (the “Maturity Date”) and (iii) the date of the Company’s receipt of an Investor Put Right. Any PIK Interest that has accrued but not yet been capitalized for the partial interest period from the most received interest payment date through the applicable date referred to in the preceding sentence will be capitalized as of such date. Upon any default in any amount payable in cash under the Convertible Notes, interest will accrue on the overdue amount at a rate of 7.00% per annum, solely for the period of such delay. The Convertible Notes will not be subject to prepayment or redemption at the option of the Company and are subject to redemption at the option of the holder upon an Event of Default or a Fundamental Transaction (each, as defined in the Note Purchase Agreement).

At any time on or after the one year anniversary of the Effectiveness Date and prior to the Maturity Date, the holder of any Convertible Notes may convert all, but not less than all, of their Convertible Notes at any time at their election. The initial conversion rate is 98.03921 shares of the Company’s Class A common stock, par value $0.001 per share (the “Shares”), per $1,000 principal amount of Convertible Notes (including all PIK Interest capitalized thereon), which represents an initial conversion price of approximately $10.20 per Share. Notwithstanding the foregoing, if the product of (x) the conversion value per $1,000 principal amount of the Convertible Notes (determined based on the average of the daily volume-weighted average prices of the Shares over a 30 trading day observation period) on the conversion date multiplied by (y) the aggregate principal amount of the Convertible Notes on the conversion date (expressed in thousands) would otherwise exceed 4.0 times the Original Principal Amount of the Convertible Notes, the conversion rate will be reduced on the conversion date to be equal to the conversion rate that would result in such product being equal to 4.0 times the Original Principal Amount of the Convertible Notes. The conversion of the Convertible Notes can be settled in cash, Shares or a combination thereof, at the option of the holder. The conversion rate and conversion price will be subject to customary adjustment upon the occurrence of a Share dividend or a Share split or combination. In addition, if certain corporate events that constitute a “Merger Event” (as defined in the Note Purchase Agreement) occur, then the right of a holder to convert each $1,000 principal amount of Convertible Notes will be adjusted so that such holder will be entitled to convert such principal amount of Convertible Notes into the kind and amount of stock, other securities, cash or other property that such holder would have been entitled to receive if such holder had converted such Convertible Notes immediately prior to the Merger Event.

The Convertible Notes will have customary provisions relating to the occurrence of “Events of Default” (as defined in the Note Purchase Agreement), which include the following: (i) certain payment defaults on the Convertible Notes (which, in the case of a default in the payment of interest that has accrued on the Convertible Notes, will be subject to a cure period of five business days); (ii) a default by the Company in its other obligations or agreements under the Note Purchase Agreement or the Convertible Notes if such default is not cured or waived within 30 days after the earlier of (a) the date on which an officer knew or should have known such default or (b) the date notice is given in accordance with the Note Purchase Agreement; (iii) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $7,500,000 (subject to the limitations set forth in the Note Purchase Agreement); (iv) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries; (v) certain losses or unauthorized dispositions of digital assets of at least $30,000,000 of the Company or any of its subsidiaries; (vi) certain hacking events or security breaches that would affect the digital assets or private keys of the Company, any of its subsidiaries or custodian; (vii) certain regulatory actions taken against the Company or any of its subsidiaries, (viii) certain events delisting the Class A Common Stock (as defined in the Note Purchase Agreement); and (ix) certain failures by the Company to perform its settlement obligations upon conversion of the Convertible Notes in accordance with the Note Purchase Agreement.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest, if any, on, all of the Convertible Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Holder may at any time at its option, by notice to the Company, declare all the Notes then outstanding to be immediately due and payable.

The above description of the Note Purchase Agreement and the Convertible Notes is a summary and is not complete. A copy of the Note Purchase Agreement and the form of the certificates representing the Convertible Notes are filed as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K, and the above summary is qualified by reference to the terms of the Note Purchase Agreement and the Convertible Notes set forth in such exhibits.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 above is incorporated by reference into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth in Item 1.01 above is incorporated by reference into this Item 3.02. The Convertible Notes were issued to the initial purchasers in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), in transactions not involving any public offering. The Convertible Notes were sold by the Company to an investor whom the Company reasonably believes is a “qualified institutional buyer,” as defined in, and in accordance with, Rule 144A under the Securities Act. Any Shares that may be issued upon conversion of the Convertible Notes will be issued in reliance upon Section 3(a)(9) of the Securities Act as involving an exchange by the Company exclusively with its security holders. Initially, a maximum of 3,585,278 Shares may be issued upon conversion of the Convertible Notes, based on the initial conversion rate of 98.03921 Shares per $1,000 principal amount of Convertible Notes and assuming the maximum amount of PIK Interest payable on the Convertible Notes, which is subject to adjustment as described above.

Additional Information and Where to Find It

The Company filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which has been declared effective, in connection with the proposed business combination (the “Business Combination”), the private placements of securities in connection with the Business Combination (the “Private Placement Transactions”) and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The Registration Statement was declared effective on August 27, 2026, and the definitive proxy statement and other relevant documents were mailed to shareholders of Armada Acquisition Corp. II as of the close of business on August 20, 2026, the record date established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus (the “Record Date”). Armada Acquisition Corp. II and the Company have also filed other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA ACQUISITION CORP. II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA ACQUISITION CORP. II ‘S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA ACQUISITION CORP. II, PATHFINDER DIGITAL ASSETS, THE COMPANY AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada Acquisition Corp. II and the Company, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Armada Acquisition Corp. II, the Company, Pathfinder Digital Assets LLC and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Armada Acquisition Corp. II’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Armada Acquisition Corp. II’s securities is, or will be, contained in Armada Acquisition Corp. II’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Armada Acquisition Corp. II’s shareholders in connection with the Business Combination, including the names and interests of Pathfinder Digital Assets LLC and the Company’s directors and executive officers, is set forth in the Proxy Statement/Prospectus filed by Armada Acquisition Corp. II and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Armada Acquisition Corp. II, Pathfinder Digital Assets LLC or the Company, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Convertible Notes transaction, the business combination between the Company and Armada Acquisition Corp. II, the anticipated benefits and timing of the transaction;

and other statements regarding management’s intentions, beliefs, or expectations with respect to the Company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of the Company and, although the Company believes these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that such statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. As you read and consider this, including those described in the Company’s registration statement on Form S-4 filed with the Securities and Exchange Commission in connection with the business combination between the Company and Armada Acquisition Corp. II, Current Report on Form 8-K, you should understand that these statements are not guarantees of future performance or results. You should not place undue reliance on these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

No.	Description

4.1	Convertible Note Purchase Agreement, dated as of September 11, 2026, between Evernorth Holdings Inc. and NH Investment & Securities Co. as trustee of Kyobo AIM Corporate Finance General Private Investment Trust No. 3, as purchaser.

4.2	Form of certificates representing the 4.00% Convertible Senior PIK Notes due 2031 (included as Exhibit A to Exhibit 4.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evernorth Holdings Inc.

Date: September 17, 2026	By:	/s/ Asheesh Birla
Asheesh Birla
Chief Executive Officer

Exhibit 4.1

EVERNORTH HOLDINGS INC.

$30,000,000

4.00% Convertible Senior PIK Note due 2031

NOTE PURCHASE AGREEMENT

Dated September 11, 2026

-i-

-ii-

-iii-

-iv-

SCHEDULE A	—	DEFINED TERMS

SCHEDULE 1	—	FORM OF 4.00% CONVERTIBLE SENIOR PIK NOTE DUE 2031

SCHEDULE 5.4	—	SUBSIDIARIES OF THE COMPANY AND OWNERSHIP OF SUBSIDIARY STOCK

SCHEDULE 5.15	—	EXISTING INDEBTEDNESS

SCHEDULE 23.2(D)	—	FORM OF NOTICE OF CONVERSION

-v-

EVERNORTH HOLDINGS INC.

600 BATTERY ST.

SAN FRANCISCO, CALIFORNIA 94111

4.00% Convertible Senior PIK Note due 2031

October 7, 2026

TO THE PURCHASER NAMED IN

THE SIGNATURE PAGES HERETO:

Ladies and Gentlemen:

Evernorth Holdings Inc., a Nevada corporation (the “Company”), agrees with the Purchaser as follows:

SECTION 1. THE NOTES.

The Company will authorize the issue and sale of $30,000,000 aggregate principal amount (the “Original Principal Amount”), subject to increases in such principal amount in the form of PIK Interest (as defined in Section 8.7(a)), of its 4.00% Convertible Senior PIK Notes due 2031 (the “Notes”). The Notes shall be substantially in the form set out in Schedule 1. The Notes will be convertible into cash, shares (the “Shares”) of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of the Company or a combination thereof, at the Purchaser’s election, on the terms set forth in Section 23. Certain capitalized and other terms used in this Agreement are defined in Schedule A and, for purposes of this Agreement, the rules of construction set forth in Section 22.4 shall govern.

SECTION 2. SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to the Purchaser and the Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes in the initial aggregate principal amount of $30,000,000, at the purchase price of 100% of the Original Principal Amount. The Notes will be issued and sold in a private placement pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act.

SECTION 3. CLOSING.

The sale and purchase of the Notes shall occur at the offices of Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, New York 10017, at 9:00 a.m., New York City time, at a closing (the “Closing”) on the Effectiveness Date, or on such other Business Day thereafter as may be agreed upon by the Company and the Purchaser, provided that, the Closing shall occur no later than January 31, 2027 or such other later date as may be agreed upon by the Company and the Purchaser (the “Longstop Date”). If the Closing has not occurred by the Longstop Date, each party shall be relieved of all further obligations under this Agreement. At the Closing the Company will deliver to the Purchaser the Notes to be purchased by it in the form of a single Note dated the date of the Closing and registered in the Purchaser’s name (or in the name of its nominee), against delivery by the Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to an account provided separately prior to the Closing pursuant to Section 4.7 below. If at the Closing the Company shall fail to tender such Notes to the Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to the Purchaser’s satisfaction, the Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights it may have by reason of such failure by the Company to tender such Notes or any of the conditions specified in Section 4 not having been fulfilled to the Purchaser’s satisfaction.

SECTION 4. CONDITIONS TO CLOSING.

The Purchaser’s obligation to purchase and pay for the Notes at the Closing is subject to the fulfillment to the Purchaser’s satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1. Representations and Warranties. The representations and warranties of the Company in this Agreement shall be correct when made and at the Closing.

Section 4.2. Performance; No Default. The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing. Before and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing.

Section 4.3. Compliance Certificates.

(a) Officer’s Certificate. The Company shall have delivered to the Purchaser an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2, 4.8 and 4.9 have been fulfilled and setting forth the number of shares of each class of capital stock of the Company issued and outstanding as of the Effectiveness Date after giving effect to the DeSPAC Transaction (which numbers shall be used to complete the bracketed figures in Section 5.19).

(b) Secretary’s or Director’s Certificate. The Company shall have delivered to the Purchaser a certificate of its Secretary, an Assistant Secretary, a Director or another appropriate officer, dated the date of the Closing, certifying as to (i) the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Notes and this Agreement, (ii) the Company’s organizational documents as then in effect and (iii) the closing of the DeSPAC Transaction under the Business Combination Agreement immediately prior to, or substantially concurrently with, the Closing.

Section 4.4. Purchase Permitted by Applicable Law, Etc. On the date of the Closing the Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which the Purchaser is subject, (b) not violate any applicable law or regulation (including Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject the Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by the Purchaser, the Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as the Purchaser may reasonably specify to enable the Purchaser to determine whether such purchase is so permitted.

Section 4.5. Payment of Special Counsel Fees. Without limiting Section 15.1, the Company shall have paid on or before the date of the Closing the fees, charges and disbursements of the Purchaser’s special counsel, subject to the cap and invoicing requirements set forth in Section 15.1, to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

Section 4.6. Changes in Corporate Structure. Since June 30, 2026, the Company shall not have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity.

Section 4.7. Funding Instructions. At least eight (8) Business Days prior to the date of the Closing, the Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (i) the name and address of the transferee bank and any correspondent bank, (ii) such transferee bank’s and correspondent bank’s ABA number/SWIFT Code/IBAN, (iii) the account name and number into which the purchase price for the Notes is to be deposited, which account shall be fully opened and able to receive micro deposits in accordance with this Section 4.7 at least five (5) Business Days prior to the date of Closing and (iv) contact information of a representative at the transferee bank and a representative at the Company available to confirm such instructions by telephone and e-mail.

Section 4.8. No Material Adverse Change. Since the date of this Agreement, no Material Adverse Change shall have occurred the effects of which are continuing.

Section 4.9. Closing of the DeSPAC Transaction. The closing of the DeSPAC Transaction shall have closed substantially in accordance with the Business Combination Agreement, as in effect on the date of this Agreement, and the Company becomes a publicly listed company whose Class A common stock is traded on The Nasdaq Stock Exchange LLC under the symbol “XRPN.”

Section 4.10. Legal Opinion. The Company’s counsel shall deliver to the Purchaser a closing legal opinion on the capacity of the Company and the validity and enforceability of this Agreement and the Notes, in customary form.

Section 4.11. Compliance condition. The obligation of the Company to issue and sell the notes to the Purchaser at the closing is subject to the satisfaction (or waiver by the Company in its sole discretion) of the following condition: the Company shall have completed its know-your-customer, anti-money laundering, sanctions and other compliance review of the Purchaser and its affiliates, and the results of such review shall be satisfactory to the Company in its sole discretion, acting in good faith and in accordance with the Company’s compliance policies and procedures and applicable economic sanctions laws, anti-money laundering laws and anti-corruption laws. If this condition has not been satisfied (and has not been waived by the Company) on or prior to the Longstop Date, the Company may terminate this Agreement by written notice to the Purchaser, and upon such termination neither party shall have any further obligation hereunder (other than obligations that by their terms survive termination).

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser on the date of this Agreement and on each Interest Payment Date that:

Section 5.1. Organization; Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Notes and to perform the provisions hereof and thereof.

Section 5.2. Authorization, Etc. This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Shares issuable upon conversion of the Notes have been duly authorized and reserved for issuance and, when issued upon conversion in accordance with the terms of the Notes, will be validly issued, fully paid and non-assessable.

Section 5.3. No Material Adverse Effect. Except as disclosed in the registration statement on Form S-4 (File No. 333-294417) filed by the Company with the SEC in connection with the DeSPAC Transaction, including the proxy statement/prospectus contained therein (as amended and supplemented through the Effectiveness Date, the “S-4 Registration Statement”), since December 31, 2025, there has been no change in the financial condition, operations, business or properties of the Company or any Subsidiary except changes that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.4. Organization and Ownership of Shares of Subsidiaries; Affiliates. (a) Schedule 5.4 contains (except as noted therein) complete and correct lists of (i) the Company’s Subsidiaries, showing, as to each Subsidiary, the name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, (ii) the Company’s Affiliates, other than Subsidiaries, and (iii) the Company’s directors and executive officers.

(b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of any Lien that is prohibited by this Agreement.

(c) Each Subsidiary is a corporation or other legal entity duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and, where applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d) No Subsidiary is subject to any legal, regulatory, contractual or other restriction (other than the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

Section 5.5. Financial Statements; Material Liabilities. The Company has delivered to the Purchaser copies of its audited consolidated financial statements as of December 31, 2025 and for the period from August 29, 2025 (inception) through December 31, 2025, and its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026. All of such financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of such dates and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Company and its Subsidiaries do not have any Material liabilities that are not disclosed in the S-4 Registration Statement.

Section 5.6. Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, regulations or by-laws, shareholders agreement, limited liability company operating agreement or any other agreement, organizational document or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

Section 5.7. Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes.

Section 5.8. Litigation; Observance of Statutes and Orders.

(a) There are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Subsidiary is (i) in violation of any order, judgment, decree or ruling of any court, any arbitrator of any kind or any Governmental Authority or (ii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in Section 5.16), which violation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.9. Taxes. The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments payable by them, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which, individually or in the aggregate, is not Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of federal, state or other taxes for all fiscal periods are adequate. The federal income tax liabilities of the Company and its Subsidiaries have been finally determined (whether by reason of completed audits or the statute of limitations having run) for all fiscal years up to and including the fiscal year ended December 31, 2025.

Section 5.10. Title to Property; Leases. The Company and its Subsidiaries have good and sufficient title to their respective Material properties, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement, except for those defects in title and Liens that, individually or in the aggregate, would not have a Material Adverse Effect. All Material leases are valid and subsisting and are in full force and effect in all material respects.

Section 5.11. Licenses, Permits, Etc. The Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect.

Section 5.12. Compliance with ERISA. The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that would, individually or in the aggregate, reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to section 430(k) of the Code or to any such penalty or excise tax provisions under the Code or federal law or section 4068 of ERISA or by the granting of a security interest in connection with the amendment of a Plan, other than such liabilities or Liens as would not be individually or in the aggregate Material.

Section 5.13. Private Offering by the Company. Neither the Company nor anyone acting on its behalf has offered the Notes or any similar Securities for sale to, or solicited any offer to buy the Notes or any similar Securities from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchaser in any form of “general solicitation or general advertising,” as defined in Rule 502(c) of Regulation D under the Securities Act. The offer, sale and issuance of the Notes, and the issuance of the Shares upon conversion thereof, are exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof. The Notes and the Shares issuable upon conversion thereof will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. The Company has provided the Purchaser an opportunity to discuss with the Company’s management the financial statements delivered pursuant to Section 5.5, as well as the Company’s business, management, financial affairs and the terms and conditions of the offering of the Notes. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any Securities or blue sky laws of any applicable jurisdiction, including the jurisdiction that governs the Company’s internal affairs.

Section 5.14. Use of Proceeds; Margin Regulations. The Company will apply the proceeds of the sale of the Notes hereunder for general corporate purposes, including the acquisition of XRP and other activities within the XRP ecosystem, as described in the S-4 Registration Statement. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any Securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

Section 5.15. Existing Indebtedness.

(a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries as of June 30, 2026 (including descriptions of the obligors and obligees, principal amounts outstanding, any collateral therefor and any guarantees thereof), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of the Company or its Subsidiaries. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Neither the Company nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including its charter or any other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the Company, except as disclosed in Schedule 5.15.

Section 5.16. Foreign Assets Control Regulations, Etc.

(a) Neither the Company nor any Controlled Entity (i) is a Blocked Person, (ii) has been notified that its name appears or may in the future appear on a State Sanctions List or (iii) is a target of sanctions that have been imposed by the United Nations, the European Union or the United Kingdom.

(b) Neither the Company nor any Controlled Entity (i) has violated, been found in violation of, or been charged or convicted under, any applicable Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws or (ii) to the Company’s knowledge, is under investigation by any Governmental Authority for possible violation of any Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws.

(c) No part of the proceeds from the sale of the Notes hereunder:

(i) constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by the Company or any Controlled Entity, directly or indirectly, (A) in connection with any investment in, or any transactions or dealings with, any Blocked Person, (B) for any purpose that would cause the Purchaser to be in violation of any Economic Sanctions Laws or (C) otherwise in violation of any Economic Sanctions Laws;

(ii) will be used, directly or indirectly, in violation of, or cause the Purchaser to be in violation of, any applicable Anti-Money Laundering Laws; or

(iii) will be used, directly or indirectly, for the purpose of making any improper payments, including bribes, to any Governmental Official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage, in each case which would be in violation of, or cause the Purchaser to be in violation of, any applicable Anti-Corruption Laws.

(d) The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable Economic Sanctions Laws, Anti-Money Laundering Laws and Anti-Corruption Laws.

Section 5.17. Status under Certain Statutes. Neither the Company nor any Subsidiary is subject to regulation under the Public Utility Holding Company Act of 2005, the ICC Termination Act of 1995, or the Federal Power Act. Neither the Company nor any Subsidiary is required to register as an “investment company” as such term is defined in the Investment Company Act of 1940.

Section 5.18. Ranking of Obligations. The Company’s payment obligations under this Agreement and the Notes will, upon issuance of the Notes, rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of the Company.

Section 5.19. Capitalization. The authorized capital stock of the Company consists of 10,000,000,000 shares, comprising 7,400,000,000 shares of Class A Common Stock, par value $0.001 per share, 100,000,000 shares of Class B Common Stock, par value $0.001 per share, 2,400,000,000 shares of Class C Common Stock, par value $0.001 per share, and 100,000,000 shares of Preferred Stock, par value $0.001 per share. All issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in the S-4 Registration Statement or as contemplated by the Business Combination Agreement, any Private Placement Subscription Agreement or this Agreement, there are no outstanding options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company.

Section 5.20. Digital Assets

(a) The company’s digital assets are held in custody arrangements that comply with applicable law.

(b) The Company has sole and exclusive control over the private keys to all wallets holding digital assets and no private keys have been compromised.

(c) All digital asset wallets reflected in the Company’s financial statements are owned and controlled solely by the Company.

(d) The digital assets reflected in the most recent financial statements of the Company have been valued in accordance with GAAP, and, except as disclosed in the S-4 registration statement or as otherwise publicly available, no material decline in value has occurred since the balance sheet date.

Section 5.21. DeSPAC Transaction. The Business Combination Agreement is in full force and effect and has not been amended or waived in any material respect and the S-4 registration statement does not contain any material misstatement or omission as of the date of Closing.

Section 5.22. Solvency. After giving effect to the issuance of the Notes and application of proceeds, the Company will be solvent, able to pay its debts as they come due.

SECTION 6. REPRESENTATIONS OF THE PURCHASER.

Section 6.1. Organization and Authority. The Purchaser has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and has the requisite power and authority to enter into, and perform its obligations under, this Agreement.

Section 6.2. Due Authorization. This Agreement has been duly authorized, validly executed and delivered by the Purchaser. Assuming the due authorization, execution and delivery of the same by the Company, this Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.3. No Conflicts. The execution, delivery and performance of this Agreement, the purchase of the Notes hereunder, the compliance by the Purchaser with all of the provisions of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Purchaser or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Purchaser or any of its subsidiaries is a party or by which the Purchaser or any of its subsidiaries is bound or to which any of the property or assets of the Purchaser or any of its subsidiaries is subject; (ii) conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of the Purchaser or any of its subsidiaries; or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or Governmental Authority having jurisdiction over the Purchaser or any of its subsidiaries or any of their respective properties, that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.

Section 6.4. Consents. The Purchaser has obtained, made or effected (and, where applicable, has caused to be obtained, made or effected) all consents, approvals, authorizations, registrations, notifications and filings with any Governmental Authority that are required under the laws of the jurisdiction of its organization, residence or principal place of business (and any other jurisdiction applicable to the Purchaser) in connection with the execution, delivery and performance of this Agreement, the funding and remittance of the purchase price for the Notes and the purchase and ownership of the Notes and the Shares issuable upon conversion thereof, including any approvals or filings required under applicable foreign investment, currency exchange control or similar laws, except where the failure to obtain, make or effect the same would not reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 6.5. Investor Status; Purchase for Investment . The Purchaser (i) is a Qualified Institutional Buyer or an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act, (ii) is acquiring the Notes only for its own account and not for the account of others, or if the Purchaser is acquiring the Notes as a fiduciary or agent for one or more investor accounts, each owner of such account is a Qualified Institutional Buyer or an institutional “accredited investor” within the meaning of Rule 501(a) under the Securities Act and the Purchaser has sole investment discretion with respect to each such account and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, (iii) is acquiring the Notes for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws, provided that the disposition of the Purchaser’s property shall at all times be within the Purchaser’s control, and (iv) is able to bear the economic risk of holding the Notes and any Shares issuable upon conversion thereof for an indefinite period of time.

Section 6.6. Sophistication. The Purchaser is a sophisticated institutional investor, experienced in investing in transactions of this type and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and it (or its investment manager or investment advisor) has knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its investment in the Notes. The Purchaser has exercised independent judgment in evaluating its participation in the purchase of the Notes.

Section 6.7. No Registration; Transfer Restrictions. The Purchaser acknowledges and agrees that the Notes and the Shares issuable upon conversion thereof are being offered in a transaction not involving any public offering within the meaning of the Securities Act, have not been registered under the Securities Act or any state securities laws, and constitute “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and that the Company is not required to register the Notes or such Shares except as expressly set forth in Section 9.4. The Purchaser acknowledges and agrees that the Notes and such Shares may not be offered, resold, transferred, pledged or otherwise disposed of absent an effective registration statement under the Securities Act, except (i) to the Company or a Subsidiary or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and in each case subject to the prior written consent of the Company as provided in Section 13.2, and that the Notes and any certificates or book-entry positions representing such Shares shall bear a restrictive legend to such effect. The Purchaser acknowledges and agrees that neither the Notes nor such Shares will be freely transferable until at least one year after the date on which the Company files with the SEC the Current Report on Form 8-K reporting the closing of the DeSPAC Transaction, in accordance with Rule 144, and that thereafter transfers will remain subject to the applicable conditions of Rule 144. As a result of these transfer restrictions, the Purchaser may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Notes or such Shares and may be required to bear the financial risk of its investment for an indefinite period of time. The Purchaser acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Notes or such Shares.

Section 6.8. Non-Reliance. The Purchaser understands and agrees that it is purchasing the Notes directly from the Company. The Purchaser acknowledges that there have not been, and agrees that it is not relying on, any representations, warranties, covenants or agreements made to the Purchaser by the Company or any of its Affiliates or any of such Person’s or its or their respective Affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the DeSPAC Transaction or any other Person, expressly or by implication, other than those representations and warranties of the Company expressly set forth in Section 5, and the Purchaser is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by the Purchaser.

Section 6.9. Independent Investigation; Access to Information. In making its decision to purchase the Notes, the Purchaser represents that it has relied solely upon an independent investigation made by the Purchaser and the Company’s representations expressly set forth in Section 5. The Purchaser acknowledges and agrees that it has had access to, has received, and has had an adequate opportunity to review, such financial and other information as the Purchaser deems necessary in order to make an investment decision with respect to the Notes, including with respect to the Company, its Subsidiaries and the DeSPAC Transaction, and that it has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to its investment. Without limiting the generality of the foregoing, the Purchaser acknowledges that it has reviewed the S-4 Registration Statement and the Company’s and the SPAC’s other filings with the SEC, and that the Company has provided the Purchaser an opportunity to discuss with the Company’s management the financial statements referred to in Section 5.5, as well as the Company’s business, management, financial affairs and the terms and conditions of the offering of the Notes. The Purchaser represents and agrees that it and its professional advisors, if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as they have deemed necessary to make an investment decision with respect to the Notes. The Purchaser acknowledges that certain information provided to it by the Company was based on projections, that such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, and that the information provided to the Purchaser was preliminary and subject to change.

Section 6.10. No Advice. The Purchaser acknowledges and agrees that none of the Company, its Affiliates or any of their respective Representatives has provided the Purchaser with any investment, legal, accounting, regulatory or tax advice with respect to the Notes, and that the Purchaser has had the opportunity to seek, and has sought, such accounting, legal, business and tax advice as it has considered necessary to make an informed investment decision. Other than as expressly set forth in Section 5, neither the Company nor any of its Affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company or as to the quality or value of the Notes.

Section 6.11. No General Solicitation. The Purchaser became aware of this offering of the Notes solely by means of direct contact between the Purchaser, on the one hand, and the Company and its Representatives, on the other, and the Notes were offered to the Purchaser solely by such direct contact. The Purchaser did not become aware of this offering of the Notes, nor were the Notes offered to the Purchaser, by any other means, and none of the Company or its Representatives acted as investment advisor, broker or dealer to the Purchaser. The Purchaser acknowledges that the Notes (i) were not offered by any form of general solicitation or general advertising within the meaning of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

Section 6.12. Risk; Possibility of Total Loss. The Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Notes and any Shares issuable upon conversion thereof, including those set forth in the S-4 Registration Statement and the Company’s other filings with the SEC. The Purchaser has adequately analyzed and fully considered the risks of such an investment and determined that it is a suitable investment for the Purchaser, and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of its investment. The Purchaser acknowledges specifically that a possibility of total loss exists.

Section 6.13. Sanctions; Anti-Money Laundering. Neither the Purchaser nor any of its Affiliates, officers, directors, managers, managing members, general partners or any other Person acting in a similar capacity or carrying out a similar function is (i) a Person that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority with competent jurisdiction, including those administered by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury) (collectively, “Sanctions”), (ii) a Person listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, in any Executive Order issued by the President of the United States and administered by OFAC, or on any other Sanctions-related list of sanctioned Persons maintained by OFAC, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state or the United Kingdom, (iii) a “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located or resident in, or the government (including any political subdivision, agency or instrumentality thereof) of, any country or territory that is itself the subject of comprehensive Sanctions, (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable Sanctions), or acting on behalf or at the direction of, any Person described in any of the foregoing clauses (i) through (iv), except in each case as permitted under applicable Sanctions, or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”), or a Person providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). The Purchaser agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Purchaser is permitted to do so under applicable law. The Purchaser represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and its implementing regulations (collectively, the “BSA/PATRIOT Act”), it maintains, directly or indirectly through a third-party administrator, policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains, directly or indirectly through a third-party administrator, policies and procedures reasonably designed to ensure compliance with Sanctions and with the

Anti-Corruption Laws and Anti-Money Laundering Laws administered and enforced by any Governmental Authority with competent jurisdiction. The Purchaser further represents and warrants that (i) none of the funds used to purchase the Notes are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank, and (iv) it maintains policies and procedures reasonably designed to ensure that such funds were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

Section 6.14. CFIUS. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of the Notes hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of the Notes hereunder. The Purchaser will not acquire a substantial interest (as so defined) in the Company as a result of the purchase and sale of the Notes hereunder.

Section 6.15. Sufficient Funds. The Purchaser has, or has binding commitments to have, and at the Closing will have, sufficient immediately available funds to pay the purchase price for the Notes in accordance with Section 3, and has total liquid assets and net assets in excess of such purchase price as of the date hereof and as of the Closing.

Section 6.16. No Brokers. No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by the Purchaser solely in connection with the sale of the Notes to the Purchaser, or has acted on behalf of the Purchaser in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on the Company.

Section 6.17. Excluded Information. The Purchaser acknowledges that (i) the Company currently may have, and later may come into possession of, information regarding the Company, the SPAC, Pathfinder or Ripple Labs Inc. that is not known to the Purchaser and that may be material to a decision to purchase the Notes (“Excluded Information”), (ii) the Purchaser has determined to purchase the Notes notwithstanding its lack of knowledge of the Excluded Information, and (iii) the Company shall have no liability to the Purchaser, and the Purchaser hereby, to the extent permitted by law, waives and releases any claims it may have against the Company, with respect to the non-disclosure of the Excluded Information. Notwithstanding the foregoing, nothing in this Section 6.17 shall limit or waive any claim of the Purchaser arising from fraud, intentional misrepresentation, or willful misconduct by the Company or any of its Representatives.

Section 6.18. Material Non-Public Information. The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company. The Purchaser covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any securities of the Company or the SPAC during the period commencing at the time the Purchaser first learned of the transactions contemplated hereunder and ending at such time as such transactions are first publicly announced by the Company or the SPAC.

SECTION 7. INFORMATION AS TO THE COMPANY.

Section 7.1. SEC and Other Reports. The Company shall deliver to the holder of the Notes, promptly upon their becoming available, one copy of (i) each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each Current Report on Form 8-K, (ii) each registration statement (without exhibits except as expressly requested by such holder) and each prospectus and all amendments thereto, and (iii) each other financial statement, report, notice, proxy statement or similar document, in each case filed by the Company or any Subsidiary with the SEC or sent by the Company or any Subsidiary to its public Securities holders generally; provided that this Section 7.1(a) shall be deemed satisfied with respect to any document that has been filed on EDGAR and is publicly available.

Section 7.2. Notice of Default or Event of Default. The Company shall deliver to the holder of the Notes, promptly and in any event within 3 Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default, a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto.

Section 7.3. Officer’s Certificate. Each set of financial statements delivered to a holder of a Note pursuant to Section 7.1 shall be accompanied by a certificate of a Senior Financial Officer certifying that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

Section 7.4. Electronic Delivery. Financial statements and other information that are required to be delivered by the Company pursuant to Section 7.1, 7.2 or 7.3 shall be deemed to have been delivered to the holder of a Note, without any further action by the Company, if the Company satisfies any of the following requirements with respect thereto:

(a) such financial statements or other information are delivered to the holder of a Note by e-mail at the e-mail address set forth in such holder’s signature pages hereto or as communicated from time to time in a separate writing delivered to the Company;

(b) such financial statements or other information are timely posted by or on behalf of the Company on any website to which the holder of the Notes has free access; or

(c) the Company shall have filed such financial statements or other information with the SEC on EDGAR.

SECTION 8. PAYMENT AND PREPAYMENT OF THE NOTES.

Section 8.1. No Required Prepayments; Maturity. The Notes are not subject to any required or scheduled prepayment or amortization of principal prior to the Maturity Date. As provided therein, if the Notes have not been converted, redeemed or otherwise satisfied in full prior to the Maturity Date, the entire unpaid principal balance of each Note, together with all accrued and unpaid PIK Interest capitalized thereon and all other interest accrued thereon to the Maturity Date, shall be due and payable in cash at par on the Maturity Date, without premium, any make-whole amount or other make-whole payment, in full satisfaction of such Note.

Section 8.2. No Optional Prepayment. The Company may not prepay, redeem or otherwise repay the Notes, in whole or in part, prior to the Maturity Date, except as expressly required pursuant to Section 8.6. No make-whole amount or other premium shall be payable in respect of any payment or prepayment of the Notes.

Section 8.3. No Partial Conversion. Conversions of the Notes are on an all-or-nothing basis, and no partial conversion of any Note will be permitted. Conversion of the Notes shall be effected in accordance with Section 23.

Section 8.4. Maturity; Surrender, Etc. In the case of any redemption of Notes pursuant to Section 8.6, the aggregate principal amount of each Note equal to the Original Principal Amount to be redeemed shall mature and become due and payable on the date fixed for such redemption, together with the Put Price and all interest accrued and capitalized on such principal amount to such date. From and after such date, unless the Company shall fail to pay such amounts when so due and payable, interest on such principal amount shall cease to accrue. Any Note paid or redeemed in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any redeemed principal amount of any Note.

Section 8.5. Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or interest on any Note (including principal due on the Maturity Date of such Note) that is due on a date that is not a Business Day shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

Section 8.6. Investor Put Option.

(a) Put Right. Upon the occurrence of (i) an Event of Default that is continuing after the expiration of any applicable cure period or (ii) a Fundamental Transaction, the holder of a Note may, at its option, require the Company to redeem all (but not less than all) of the Notes held by such holder at the Put Price, by delivering written notice of such exercise to the Company (an “Investor Put Notice”).

(b) Put Price. The “Put Price” means an amount in cash which, together with all payments previously made in respect of the Notes so redeemed, provides the holder with a yield to put of 8.0% per annum on the Original Principal Amount, calculated on the basis of a 360-day year of twelve 30-day months and compounded semi-annually, from the Effectiveness Date to the date of redemption. No make-whole amount or other premium shall be payable in respect of any such redemption.

(c) Notice of Fundamental Transaction. The Company will, promptly after the consummation of any Fundamental Transaction, and in any event within five (5) Business Days after any Responsible Officer has knowledge of the consummation of any Fundamental Transaction, give written notice thereof to the Holder, describing the facts and circumstances thereof in reasonable detail and referring to this Section 8.6 and the rights of the Holder hereunder; provided that the Company’s timely filing with the SEC reporting such Fundamental Transaction shall be deemed to satisfy the notice requirement of this Section 8.6(c).

(d) Redemption. The Company shall pay the Put Price to the exercising holder in cash on the date that is 20 Business Days after the Company’s receipt of the Investor Put Notice (or such later Business Day as the Company and such holder may agree), together with all accrued and unpaid interest (including capitalized PIK Interest) on the Notes so redeemed to such date, to the extent not already included in the Put Price.

(e) Officer’s Certificate. Not later than five Business Days following receipt of an Investor Put Notice, the Company shall deliver to the exercising holder a certificate, executed by a Senior Financial Officer of the Company, specifying (i) the date fixed for redemption, (ii) the calculation of the Put Price, including all accrued and unpaid interest and capitalized PIK Interest, and (iii) that the conditions of this Section 8.6 have been fulfilled. If the Company fails to deliver such certificate within such five Business Day period, the exercising holder may calculate the Put Price itself and shall deliver such calculation to the Company in reasonable detail, which calculation shall be binding on the Company absent manifest error.

(f) All calculations contemplated in this Section 8.6 involving the capital stock of any Person shall be made with the assumption that all convertible Securities of such Person then outstanding and all convertible Securities issuable upon the exercise of any warrants, options and other rights outstanding at such time were converted at such time and that all options, warrants and similar rights to acquire shares of capital stock of such Person were exercised at such time.

Section 8.7. Interest; PIK Capitalization.

(a) Interest will accrue on the outstanding principal amount of the Notes from and after the Effectiveness Date at the rate of 4.00% per annum (the “Coupon Rate”), computed on the basis of a 360-day year of twelve 30-day months, and will be paid in kind by addition to the principal amount of the Notes (“PIK Interest”) on each Interest Payment Date, compounding semi-annually. No interest will accrue on the Notes in respect of any period prior to the Effectiveness Date. Interest will accrue and be capitalized until the earliest of (i) the Conversion Date, (ii) the Maturity Date and (iii) the date of the Company’s receipt of an Investor Put Notice. Any PIK Interest that has accrued but not yet been capitalized for the partial interest period from the most recent Interest Payment Date (or, if no Interest Payment Date has occurred, the Effectiveness Date) through the applicable date referred to in the preceding sentence shall be capitalized as of such date. Upon any default in the payment of any amount payable in cash under the Notes, interest will accrue on the overdue amount at the Default Rate, being an additional 3.00% per annum above the Coupon Rate, solely for the period of such delay.

(b) PIK Interest on the Notes will be payable to the Purchaser and will be reflected by increasing the principal amount of the outstanding Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) and the Company will record such increase in principal amount and reissue such Note to the Purchaser on the relevant record date. Following an increase in the principal amount of the Note as a result of payment of PIK Interest, the Note will bear interest on such increased principal amount from and after the date of such payment of PIK Interest.

(c) PIK Interest will be considered paid on the date due if on such date the Purchaser has received a revised Note duly executed by the Company.

Section 8.8. Taxes; Withholding. All payments and deliveries in respect of the Notes (including PIK Interest, principal and any Shares and/or cash delivered on conversion or redemption) will be made subject to, and net of, any withholding or deduction for taxes required by applicable law. The Company will not be required to pay any additional amounts, or to gross up, indemnify or otherwise compensate any holder, on account of any such withholding or deduction, and the holder will bear all taxes imposed on it in connection with the Notes. The Holder will deliver any tax forms or documentation reasonably requested by the Company to establish any available exemption from, or reduction in, withholding.

SECTION 9. AFFIRMATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

Section 9.1. Corporate Existence, Etc. Subject to Section 10.1, the Company will at all times preserve and keep its corporate existence in full force and effect. Subject to Section 10.1, the Company will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Company or a Wholly-Owned Subsidiary) and all rights and franchises of the Company and its Subsidiaries unless the Company has obtained the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed); provided that no such consent shall be required with respect to any Subsidiary that, as of the date of the applicable termination or failure, represents less than 25% of the consolidated revenue or consolidated assets of the Company and its Subsidiaries, taken as a whole, when aggregated with any other Subsidiary that has been dissolved or liquidated within the last 1-year period.

Section 9.2. Future Financing Notice. While any Note remains outstanding, the Company will provide the holder of the Notes with not less than ten (10) Business Days’ advance written notice prior to any new issuance of equity securities or convertible notes by the Company following the closing of the DeSPAC Transaction, subject to customary exceptions (including issuances pursuant to equity incentive plans, issuances pursuant to the Business Combination Agreement or any Private Placement Subscription Agreement and issuances upon exercise or conversion of securities outstanding on the Effectiveness Date). This Section 9.2 shall terminate, and be of no further force or effect, upon conversion of the Notes into Shares and/or cash. For the avoidance of doubt, this Section 9.2 does not confer any consent, preemptive or participation right in respect of any such issuance.

Section 9.3. Notice of Security Incidents. Prior to the closing of the DeSPAC Transaction, the Company will give the Purchaser prompt written notice of any material security breach, hacking event or compromise of private keys affecting the digital assets of the Company or any Subsidiary, in each case to the extent required by the SPAC’s public reporting obligations and subject to applicable insider-trading constraints on the sharing of information prior to such closing. Following the closing of the DeSPAC Transaction, the Company will give the Purchaser prompt written notice of any material security breach, hacking event or compromise of private keys affecting the digital assets of the Company or any Subsidiary, in each case subject to applicable insider-trading constraints on the sharing of material non-public information and to the extent that such disclosure does not violate any applicable law or regulation.

Section 9.4. Registration Rights.

(a) If the Company has filed or files with the SEC a registration statement registering the resale of shares of Class A Common Stock issued to the investors party to the Private Placement Subscription Agreements in connection with the DeSPAC Transaction or related financings (an “Existing Resale Registration Statement”), then, promptly following the Conversion Date, the Company will (at the Company’s sole cost and expense) file with the SEC a pre-effective amendment (if the Existing Resale Registration Statement has not been declared effective) or a post-effective amendment or prospectus supplement (if the Existing Resale Registration Statement has been declared effective) to such Existing Resale Registration Statement to register the resale of the Shares issued to the Holder upon conversion of the Notes that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable

Securities”), on the same terms and conditions applicable to such investors, and the Holder may sell the Registrable Securities thereunder for so long as such registration statement remains effective and available for use (the Existing Resale Registration Statement, as so amended or supplemented, the “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to have such amendment declared effective as soon as reasonably practicable after the filing thereof, but in any event no later than 90 days after the Conversion Date (or, if later, 10 Business Days after the resolution of any SEC comments on such amendment that are beyond the Company’s reasonable control). The Company will provide a draft of such amendment to the Holder as promptly as reasonably practicable, and in any event at least five (5) Business Days in advance of the date of filing thereof with the SEC. Unless otherwise agreed to in writing by the Holder prior to such filing, the Holder shall not be identified as a statutory underwriter in the Resale Registration Statement unless the SEC requests that the Holder be identified as a statutory underwriter; provided that if the SEC so requests, the Holder will have the opportunity to withdraw from the Resale Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the SEC or its regulations prevent the Company from including any or all of the Registrable Securities proposed to be registered under the Resale Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Resale Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the SEC, and the number of Registrable Securities shall be reduced pro rata among all such selling stockholders.

(b) For the avoidance of doubt, the Company shall have no obligation under this Section 9.4 unless and until Shares are actually issued to the Holder upon conversion of the Notes, and the Company’s obligations under this Section 9.4 shall apply only in respect of Shares so issued. If the conversion of the Notes is settled solely in cash, no obligation shall arise under this Section 9.4. Promptly following its delivery of any notice of conversion, and in any event at least five (5) Business Days prior to the Conversion Date, the Holder shall deliver to the Company the completed selling stockholder questionnaire and other information contemplated by Section 9.4(d) so as to enable the Company to prepare the Resale Registration Statement (or applicable amendment) in advance of the Conversion Date.

(c) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of the Resale Registration Statement, for so long as the Company maintains the effectiveness of the Resale Registration Statement for the benefit of the investors party to the Private Placement Subscription Agreements, the Company will use its commercially reasonable efforts to cause the Resale Registration Statement to remain effective with respect to the Holder on the same basis, including to prepare and file any post-effective amendment to the Resale Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which the Holder ceases to hold any Registrable Securities, (ii) the first date on which the Holder can sell all of its Registrable Securities (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (iii) the date on which the Resale Registration Statement ceases to be effective or available for use as to such investors, and (iv) three years from the date of effectiveness of the Resale Registration Statement (the earliest of clauses (i) through (iv), the “End Date”). Prior to the End Date, the Company (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Resale Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable the Holder to resell Registrable Securities pursuant to the Resale Registration Statement; and (iii) qualify the Registrable Securities for listing on The Nasdaq Stock Exchange LLC and update or amend the Resale Registration Statement as necessary to include Registrable Securities. The Company will use its commercially reasonable efforts to (A) for so long as the Holder holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable the Holder to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of the Holder, deliver all the necessary documentation to cause the Company’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Resale Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Holder representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. The Holder agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to the Company (or its successor) as may be reasonably required to enable the Company to make the determination described above.

(d) The Company’s obligations to include the Registrable Securities in the Resale Registration Statement are contingent upon the Holder furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Resale Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Resale Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Resale Registration Statement; provided that the Company shall request such information from the Holder, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Resale Registration Statement with the SEC. In the case of the registration effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform the Holder as to the status of such registration. The Holder shall not be entitled to use the Resale Registration Statement for an underwritten offering of Registrable Securities.

(e) Notwithstanding anything to the contrary contained herein, the Company shall be entitled to delay or postpone the effectiveness of the Resale Registration Statement, and from time to time require the Holder not to sell under the Resale Registration Statement or suspend the use or effectiveness of the Resale Registration Statement if (A) it determines in good faith that in order for the Resale Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the SEC for any amendment or supplement to the Resale Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that would materially adversely affect the Company, (C) in the good faith judgment of the majority of the members of the Company’s board of directors, such filing or effectiveness or use of the Resale Registration Statement would be seriously detrimental to the Company, (D) the majority of the members of the Company’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, the Resale Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with existing or future SEC guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Resale Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Resale Registration Statement, or (F) the Holder agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Resale Registration Statement until the Holder receives copies of a supplemental or amended prospectus (which the Company agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 9.4(e)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) the Company shall not so delay filing or so suspend the use of the Resale Registration Statement for a period of more than sixty (60) consecutive days or more than ninety (90) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) the Company shall use commercially reasonable efforts to make the Resale Registration Statement available for the sale by the Holder of such securities as soon as practicable thereafter.

(f) Upon receipt of any written notice from the Company of the happening of (i) an issuance by the SEC of any stop order suspending the effectiveness of the Resale Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Resale Registration Statement is effective, or (iii) if as a result of a Suspension Event the Resale Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Holder agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Resale Registration Statement until the Holder receives copies of a supplemental or amended prospectus (which the Company agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the Holder will deliver to the Company or, in the Holder’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in the Holder’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent the Holder is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(g) For purposes of this Section 9.4, (i) “Registrable Securities” shall mean, as of any date of determination, the Shares issued to the Holder upon conversion of the Notes and any other equity security issued or issuable with respect to such Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Holder” shall include any Person to which the rights under this Section 9.4 shall have been duly assigned in accordance with Section 13.2 and Section 22.1.

(h) The Company shall indemnify, defend and hold harmless the Holder (to the extent the Holder is a seller under the Resale Registration Statement), the officers, directors, members, managers, partners, agents and employees of the Holder, each Person who controls the Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Resale Registration Statement, any prospectus included in the Resale Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding the Holder furnished in writing to the Company by or on behalf of the Holder expressly for use therein or the Holder has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of the Holder in violation of Section 9.4(e) or Section 9.4(f). Notwithstanding the foregoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company. The Company shall provide the Holder with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 9.4 of which the Company receives notice whether oral or in writing.

(i) The Holder shall indemnify, defend and hold harmless the Company, its directors, officers, members, managers, partners, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Resale Registration Statement or any prospectus included in the Resale Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Holder furnished in writing to the Company by or on behalf of the Holder expressly for use therein. In no event shall the liability of the Holder be greater in amount than the United States dollar amount of the net proceeds received by the Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the foregoing, the Holder’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Holder (which consent shall not be unreasonably withheld or delayed).

(j) Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(k) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of the Registrable Securities.

(l) If the indemnification provided under this Section 9.4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Holder shall be limited to the net proceeds received by the Holder from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 9.4, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 9.4(l) from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Agreement or the transactions contemplated hereby.

(m) At any time and from time to time in connection with a bona fide sale of Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Resale Registration Statement, the Company shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Holder may request that the Company remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Resale Registration Statement), or (ii) have been sold pursuant to Rule 144. The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Holder shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided that, notwithstanding the foregoing, the Company will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(n) With a view to making available to the Holder the benefits of Rule 144 that permit the Holder to sell securities of the Company to the public without registration, the Company agrees, for so long as the Holder holds Shares, to (i) make and keep current public information available, as those terms are understood and defined in Rule 144; and (ii) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(o) Upon request, the Company shall provide the Holder with contact information for the person responsible for the Company’s account at the transfer agent to facilitate transfers made pursuant to this Section 9.4 and provide reasonable assistance to facilitate transfers. The Company shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Holder shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

SECTION 10. NEGATIVE COVENANTS.

The Company covenants that so long as any of the Notes are outstanding:

Section 10.1. Merger, Consolidation, Etc. The Company will not consolidate with or merge with any other Person or convey, divide, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person, unless (and, in the case of any such transaction that constitutes a Merger Event, without limiting Section 23.4):

(a) in the case of any such transaction involving the Company, the successor formed by such consolidation or the survivor of such merger or the Person that acquires by conveyance, division, transfer or lease all or substantially all of the assets of the Company as an entirety, as the case may be, shall be a solvent corporation or limited liability company organized and existing under the laws of the United States or any state thereof (including the District of Columbia), and, if the Company is not such successor, survivor or acquirer, (i) such successor, survivor or acquirer shall have executed and delivered to the holder of the Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement and the Notes, including the Conversion Obligation and the other obligations under Section 23, and (ii) such successor, survivor or acquirer shall have caused to be delivered to the holder of the Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Holder, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof;

(b) immediately before and immediately after giving effect to such transaction or each transaction in any such series of transactions, no Default or Event of Default shall have occurred and be continuing.

No such conveyance, division, transfer or lease of all or substantially all of the assets of the Company shall have the effect of releasing the Company or any successor, survivor or acquirer that shall theretofore have become such in the manner prescribed in this Section 10.1, from its liability under this Agreement or the Notes (in the case of the Company).

SECTION 11. EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a) the Company defaults in the payment of any principal on any Note when the same becomes due and payable, whether at maturity or at a date fixed for redemption pursuant to Section 8.6 or by declaration or otherwise; or

(b) the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

(c) the Company defaults in the performance of or compliance with any term contained in Section 7.2 or Section 8.6(c), and only in the case of Section 8.6(c), such default is not remedied within seven (7) Business Days after a Responsible Officer becomes aware of such default; or

(d) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) and such default is not remedied within 30 days after the earlier of (i) the date on which a Responsible Officer knew or should have known of such default and (ii) the Company receiving written notice of such default from the holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e) any representation or warranty made in writing by or on behalf of the Company or by any officer of the Company in this Agreement or any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect (or to the extent such representation or warranty is qualified by materiality, in any respect) on the date as of which made; or

(f) (i) the Company or any Significant Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount of at least $7,500,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company or any Significant Subsidiary is in default in the performance of or compliance with any material covenant under any Indebtedness in an aggregate outstanding principal amount of at least $7,500,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition, such Indebtedness has become or has been declared due and payable before its stated maturity or before its regularly scheduled dates of payment; or

(g) the Company or any Significant Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing (in the case of clause (ii) or, to the extent related to clause (ii), clause (vi), other than in connection with a solvent liquidation of a non-U.S. Significant Subsidiary, unless such non- U.S. Significant Subsidiary generates more than 35% of the Company’s consolidated revenue or assets); or

(h) a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company or any of its Significant Subsidiaries, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any of its Significant Subsidiaries, or any such petition shall be filed against the Company or any of its Significant Subsidiaries and such petition shall not be dismissed within 45 days; or

(i) any event occurs with respect to the Company or any Significant Subsidiary which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or Section 11(h), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or Section 11(h); or

(j) one or more final judgments or orders for the payment of money aggregating in excess of $7,500,000(or its equivalent in the relevant currency of payment), including any such final order enforcing a binding arbitration decision, are rendered against one or more of the Company and its Significant Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(k) the loss of, or any unauthorized transfer or disposition of, digital assets of the Company or any Subsidiary having an aggregate value in excess of $30,000,000 (or, if greater, 10% of the Company’s digital asset holdings), in each case other than pursuant to a transaction entered into in the ordinary course of the Company’s treasury and yield generation activities; or

(l) any hacking event or security breach affecting the Company, any Subsidiary or any custodian of the digital assets of the Company or any Subsidiary, or any loss of control over, or compromise of, private keys relating to such digital assets, in each case which would reasonably be expected to have a Material Adverse Effect; or

(m) any regulatory action, proceeding, order or sanction is taken, entered or imposed against the Company or any Subsidiary by any Governmental Authority which would reasonably be expected to have a Material Adverse Effect; or

(n) the Class A Common Stock ceases to be listed or admitted for trading on the NASDAQ Stock Exchange LLC or any other national securities exchange, or trading therein is suspended for more than ten (10) consecutive trading days, and such delisting or suspension is not cured within 30 days after written notice thereof from the holder to the company; or

(o) failure by the company to perform its settlement obligations upon conversion of the notes in accordance with section 23.2.

SECTION 12. REMEDIES ON DEFAULT, ETC.

Section 12.1. Acceleration.

(a) If an Event of Default with respect to the Company described in Section 11(g), (h), (i) or (n) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b) If any other Event of Default has occurred and is continuing, the Holder may at any time at its option, by notice to the Company, declare all the Notes then outstanding to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus all accrued and unpaid interest thereon (including capitalized PIK Interest and interest accrued thereon at the Default Rate), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. No make-whole amount or other premium shall be payable upon any such acceleration, without prejudice to the Holder’s right to exercise the Investor Put Option in accordance with Section 8.6.

Section 12.2. Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the Holder may proceed to protect and enforce its rights by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3. Rescission. At any time after any Notes have been declared due and payable pursuant to Section 12.1(b), the Holder, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes and all principal on any Notes (including all PIK Interest capitalized hereon) that is due and payable and unpaid other than by reason of such declaration, together with all interest on such overdue principal and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4. No Waivers or Election of Remedies, Expenses, Etc. No course of dealing and no delay on the part of the holder of a Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred by this Agreement or any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. The Company shall pay all reasonable and documented costs and expenses (including reasonable attorneys’ fees) incurred by the Holder in connection with the enforcement of its rights following an Event of Default.

Section 12.5. Unsecured Obligations; No Security Interest . The Notes are unsecured obligations of the Company. Neither the Notes nor the obligations of the Company under this Agreement are or will be secured by any Lien on, or any security interest in, any property or asset of the Company or any Subsidiary, and neither the Purchaser nor the Holder has, or will be entitled by virtue of this Agreement or the Notes to, any Lien on, security interest in, pledge of, or other recourse to, any specific property, asset or collateral of the Company or any Subsidiary. No Subsidiary or other Person has guaranteed, or is required under this Agreement or the Notes to guarantee, the obligations of the Company hereunder or thereunder. The Holder’s recourse in respect of the Notes is limited to the general unsecured claim of the Holder against the Company, ranking as provided in Section 9.7.

SECTION 13. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 13.1. Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes (the “Notes Register”). The name and address of the Holder, each transfer thereof and the name and address of each transferee of the Notes shall be registered in the Notes Register. If the Holder is a nominee, then (a) the name and address of the beneficial owner of the Notes shall also be registered in the Notes Register as an owner and holder thereof and (b) at such beneficial owner’s option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.

Section 13.2. Transfer and Exchange of Notes. Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 18(ii)), for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of the transferee of such Note), within 10 Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), a new Note in exchange therefor, in a principal amount equal to the unpaid principal amount of the surrendered Note. Notwithstanding the foregoing, no Note (and no right or obligation under this Agreement or any Note) may be assigned or transferred by the Purchaser or the Holder, in whole or in part, without the prior written consent of the Company, in addition to, and without limiting, the transfer restrictions arising under the Securities Act described in Sections 5.13 and 6.7; any purported assignment or transfer in violation of the foregoing will be void. Such new Note shall be payable to such Person as the Holder may request and shall be substantially in the form of Schedule 1, and shall bear the restrictive legend set forth therein. Such new Note shall be dated and bear interest from the date to which interest shall have been paid or capitalized on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid or capitalized thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representations set forth in Section 6.

Section 13.3. Replacement of Notes. Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 18(ii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or

(b) in the case of mutilation, upon surrender and cancellation thereof,

within 10 Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 14. PAYMENTS ON NOTES.

Section 14.1. Place of Payment. Subject to Section 14.2, payments of principal and interest becoming due and payable on the Notes shall be made in San Francisco, California at the principal office of the Company. The Company may not at any time change the place of payment of the Notes without the prior written consent of the Holder; provided such consent shall not be unreasonably withheld so long as such place of payment shall be either a principal office of the Company in the United States or a principal office of a bank or trust company in the United States.

Section 14.2. Payment by Wire Transfer. So long as the Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, interest and all other amounts becoming due hereunder by the method and at the address specified for such purpose below the Purchaser’s name in the Purchaser’s signature pages hereto, or by such other method or at such other address as the Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or redemption in full of any Note, the Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1. Prior to any sale or other disposition of any Note held by the Purchaser or its nominee, the Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid or capitalized thereon or surrender such Note to the Company in exchange for a new Note pursuant to Section 13.2.

Section 14.3. FATCA Information. By acceptance of any Note, the holder of such Note agrees that such holder will with reasonable promptness, upon the reasonable request of the Company, duly complete and deliver to the Company, or to such other Person as may be reasonably requested by the Company, from time to time (a) in the case of any such holder that is a United States Person, such holder’s United States tax identification number or other Forms reasonably requested by the Company necessary to establish such holder’s status as a United States Person under FATCA and as may otherwise be necessary for the Company to comply with its obligations under FATCA and (b) in the case of any such holder that is not a United States Person, such documentation prescribed by applicable law (including as prescribed by section 1471(b)(3)(C)(i) of the Code) and such additional documentation as may be necessary for the Company to comply with its obligations under FATCA and to determine that such holder has complied with such holder’s obligations under FATCA or to determine the amount (if any) to deduct and withhold from any such payment made to such holder. Nothing in this Section 14.3 shall require any holder to provide information that is confidential or proprietary to such holder unless the Company is required to obtain such information under FATCA and, in such event, the Company shall treat any such information it receives as confidential.

SECTION 15. EXPENSES, ETC.

Section 15.1. Transaction Expenses. The Company will reimburse the Purchaser’s reasonable and documented legal, accounting and due diligence expenses incurred in connection with the negotiation, documentation and closing of the transactions contemplated hereby, subject to an aggregate cap of $100,000, in each case only upon submission of reasonably detailed invoices or other supporting documentation, itemized on a line-item basis, evidencing such expenses. All such invoices must be submitted no later than thirty (30) days after the closing of the DeSPAC Transaction or, if the transactions contemplated hereby are terminated, thirty (30) days after such termination, and any expenses not invoiced within such period will not be reimbursable. The Company will pay any undisputed, properly invoiced amounts within thirty (30) days following receipt of such invoices.

Section 15.2. Certain Taxes. The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of this Agreement or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States or any other jurisdiction where the Company has assets or of any amendment of, or waiver or consent under or with respect to, this Agreement or of any of the Notes, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company pursuant to this Section 15, and will save the holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder.

Section 15.3. Survival. The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

SECTION 16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by the Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of the Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between the Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 17. AMENDMENT AND WAIVER.

Section 17.1. Requirements. This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), only with the written consent of the Company and the Holder.

Section 17.2. Solicitation of the Holder.

(a) Solicitation. The Company will provide the Holder with sufficient information, sufficiently far in advance of the date a decision is required, to enable the Holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to this Section 17 to the Holder promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the Holder.

(b) Consent in Contemplation of Transfer. Any consent given pursuant to this Section 17 or by a holder of a Note that has transferred or has agreed to transfer its Note to (i) the Company, (ii) any Subsidiary or any other Affiliate or (iii) any other Person in connection with, or in anticipation of, such other Person acquiring, making a tender offer for or merging with the Company and/or any of its Affiliates, in each case in connection with such consent, shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent shall be void and of no force or effect except solely as to such holder.

Section 17.3. Binding Effect, Etc. Any amendment or waiver consented to as provided in this Section 17 is binding upon the Holder and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the Holder and no delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of the Holder.

Section 17.4. Notes Held by Company, Etc. Solely for the purpose of determining whether the Holder has approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or has directed the taking of any action provided herein or the Notes to be taken upon the direction of the Holder, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

SECTION 18. NOTICES.

Except to the extent otherwise provided in Section 7.4, all notices and communications provided for hereunder shall be in writing and sent (a) by registered or certified mail with return receipt requested or express or priority mail with online tracking service available (postage prepaid), (b) by fax if the recipient has provided a fax number in its notice details (provided that a copy of such sent fax is kept on file, whether electronically or otherwise, by the sending party and the sending party does not receive an automatically generated message that such fax could not be delivered to its recipient), (c) by a nationally recognized commercial delivery service (charges prepaid) or (d) by e-mail if the recipient has provided an e-mail address in its notice details (provided that a copy of such sent e-mail is kept on file, whether electronically or otherwise, by the sending party and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to its recipient). Any such notice must be sent:

(i) if to the Purchaser or its nominee, to the Purchaser or nominee at the address specified for such communications in the Purchaser’s signature page hereto, or at such other address as the Purchaser or nominee shall have specified to the Company in writing, or

(ii) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Jessica Jonas, Chief Legal Officer (jessica@evernorth.xyz), or at such other address as the Company shall have specified to the Holder in writing.

Notices under this Section 18 will be deemed given only when actually received.

SECTION 19. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by the Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to the Purchaser, may be reproduced by the Purchaser by any photographic, photostatic, electronic, digital, or other similar process and the Purchaser may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Purchaser in the regular course of business) and any enlargement, electronic copy or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 19 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 20. CONFIDENTIAL INFORMATION.

For the purposes of this Section 20, “Confidential Information” means information delivered to the Purchaser by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by the Purchaser as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to the

Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by the Purchaser or any Person acting on the Purchaser’s behalf, (c) otherwise becomes known to the Purchaser other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to the Purchaser under Section 7.1 that are otherwise publicly available. The Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by the Purchaser in good faith to protect confidential information of third parties delivered to the Purchaser, provided that the Purchaser may deliver or disclose Confidential Information to (i) its affiliates and its and its affiliates’ respective directors, officers, employees (legal or contractual), agents, partners, attorneys, trustees, limited partners and investors (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes or portfolio management), (ii) its auditors, consultants, service providers, financial advisors, investment managers, investment advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with this Section 20, (iii) any other holder of any Note, (iv) if the holder of a Note is a trust or fund, to the beneficiaries or beneficial owners of such trust or fund, (v) any Institutional Investor to which it transfers or pledges or offers to transfer or pledge such Note or any part thereof or any participation therein and any beneficiary, agent, custodian or trustee in connection therewith (if such Person has agreed prior to its receipt of such Confidential Information to hold the information confidential substantially in accordance with this Section 20) and, in each case, any such Person shall have the same rights and obligations with respect to such Confidential Information as the Purchaser has under this Section 20, (vi) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 20), (vii) any federal, state or other regulatory authority having jurisdiction over the Purchaser, any recipient of Confidential Information under this Section 20, or in each case, its portfolio or any transactions relating thereto, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to the Purchaser or its investment managers or investment advisors or to its investment portfolio or any transactions relating thereto (x) in response to any subpoena or other legal process, (y) in connection with any litigation, arbitration or dispute resolution process to which the Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent the Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under the Purchaser’s Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to the holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying this Section 20.

In the event that as a condition to receiving access to information relating to the Company or its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, the Purchaser or holder of a Note is required to agree to a confidentiality undertaking (whether through Intralinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 20, this Section 20 shall not be amended thereby and, as between the Purchaser or such holder and the Company, this Section 20 shall supersede any such other confidentiality undertaking.

SECTION 21. SUBSTITUTION OF PURCHASER.

The Purchaser shall have the right to substitute any one of its Affiliates (a “Substitute Purchaser”) as the purchaser of the Notes that it has agreed to purchase hereunder, subject to the prior written consent of the Company, by written notice to the Company, which notice shall be signed by both the Purchaser and such Substitute Purchaser, shall contain such Substitute Purchaser’s agreement to be bound by this Agreement and shall contain a confirmation by such Substitute Purchaser of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to the Purchaser in this Agreement (other than in this Section 21) shall be deemed to refer to such Substitute Purchaser in lieu of the original Purchaser.

SECTION 22. MISCELLANEOUS.

Section 22.1. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of a Note) whether so expressed or not, except that (a) neither the Purchaser nor the Holder may assign or otherwise transfer any of its rights or obligations hereunder or under the Notes without the prior written consent of the Company, as provided in Section 13.2, and (b) the Company may not assign or otherwise transfer any of its rights or obligations hereunder or under the Notes without the prior written consent of the Holder, other than in connection with the DeSPAC Transaction or to any successor entity in a transaction permitted by Section 10.1. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

Section 22.2. Accounting Terms. All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with GAAP, and (ii) all financial statements shall be prepared in accordance with GAAP. For purposes of determining compliance with this Agreement (including Section 9, Section 10 and the definition of “Indebtedness”), any election by the Company to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – Fair Value Option, International Financial Reporting Standards 9 – Financial Instruments or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

Section 22.3. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.4. Construction, Etc. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Defined terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein) and, for purposes of the Notes, shall also include any such notes issued in substitution therefor pursuant to Section 13, (b) subject to Section 22.1, any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections and Schedules shall be construed to refer to Sections of, and Schedules to, this Agreement, and (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.

Section 22.5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto. The parties agree to electronic contracting and electronic signatures with respect to this Agreement and all documents relating thereto (other than the Notes). Delivery of an electronic signature to, or a signed copy of, this Agreement and all documents relating thereto (other than the Notes) by facsimile, e-mail or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of the signed originals and shall be admissible into evidence for all purposes. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and all documents relating thereto (other than the Notes) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. Notwithstanding the foregoing, if the Purchaser shall request manually signed counterpart signatures to this Agreement or any documents relating to this Agreement, the Company hereby agrees to use its reasonable endeavors to provide such manually signed signature pages as soon as reasonably practicable.

Section 22.6. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

Section 22.7. Jurisdiction and Process; Waiver of Jury Trial. (a) The Company irrevocably submits to the exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes. To the fullest extent permitted by applicable law, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b) The Company agrees, to the fullest extent permitted by applicable law, that a final judgment in any suit, action or proceeding of the nature referred to in this Section 22.7 brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the United States of America or the State of New York (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c) The Company consents to process being served by or on behalf of the Holder in any suit, action or proceeding of the nature referred to in this Section 22.7 by mailing a copy thereof by registered, certified, priority or express mail (or any substantially similar form of mail) with on-line tracking service available, postage prepaid, return receipt or delivery confirmation requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 18 or at such other address of which such holder shall then have been notified pursuant to said Section. The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt or on-line confirmation of delivery furnished by the United States Postal Service or any reputable commercial delivery service.

(d) The parties hereto hereby waive trial by jury in any action brought on or with respect to this Agreement, the Notes or any other document executed in connection herewith or therewith.

SECTION 23. CONVERSION

Section 23.1. Conversion Privilege.

(a) Subject to and upon compliance with the provisions of this Section 23, the Holder shall have the right, at the Holder’s option, to convert all (but not less than all) of the Notes at any time on or after the one year anniversary of the Effectiveness Date and prior to the close of business on the Business Day immediately preceding the Maturity Date, at an initial conversion rate of 98.03921 Shares (subject to adjustment as provided in this Section 23, the “Conversion Rate”) per $1,000 principal amount of the Notes (including all PIK Interest capitalized hereon) (subject to, and in accordance with, the settlement provisions of Section 23.2, the “Conversion Obligation”). The initial Conversion Rate is equal to (x) $1,000 divided by (y) $8.50 multiplied by 1.2.

(b) Notwithstanding anything to the contrary herein, if the product of (x) the Conversion Value on the Conversion Date multiplied by (y) the aggregate principal amount of the Notes on the Conversion Date (expressed in thousands) would otherwise exceed 4.0 times the Original Principal Amount of the Notes, the Conversion Rate shall be reduced on the Conversion Date to be equal to the Conversion Rate that would result in such product being equal to 4.0 times the Original Principal Amount of the Notes.

Section 23.2. Conversion Procedure; Settlement Upon Conversion. Settlement upon conversion of the Notes shall be effected as set forth in this Section 23.2:

(a) Subject to this Section 23.2, upon conversion of the Notes, the Company shall pay or deliver, as the case may be, to the Holder, in respect of each $1,000 principal amount of the Notes on the Conversion Date (including all PIK Interest capitalized hereon), cash (“Cash Settlement”), Shares, together with cash, if applicable, in lieu of delivering any fractional Share in accordance with Section 23.2(i) (“Physical Settlement”), or a combination of cash and Shares, together with cash, if applicable, in lieu of delivering any fractional Share in accordance with Section 23.2(i) (“Combination Settlement”), at the Holder’s election, as set forth in this Section 23.2.

(b) The Holder shall elect in the Notice of Conversion the Settlement Method that shall apply to the conversion of the Notes and, in the event that the Holder elects Combination Settlement, the Holder shall specify in the Notice of Conversion the Specified Dollar Amount per $1,000 principal amount of the Notes (including all PIK Interest capitalized hereon). If the Holder fails to elect the Settlement Method in the Notice of Conversion, or if the Holder elects Combination Settlement but fails to specify the Specified Dollar Amount, then the Holder will be deemed to have elected Physical Settlement.

(c) The cash, Shares or combination of cash and Shares deliverable in respect of the conversion of the Notes shall be computed as follows: (i) if Physical Settlement applies, the Company shall deliver to the Holder, in respect of each $1,000 principal amount of the Notes as of the Conversion Date (including all PIK Interest capitalized hereon), a number of Shares equal to the Conversion Rate in effect on the Conversion Date; (ii) if Cash Settlement applies, the Company shall pay to the Holder, in respect of each $1,000 principal amount of the Notes as of the Conversion Date (including all PIK Interest capitalized hereon), cash in an amount equal to the Conversion Value; and (iii) if Combination Settlement applies, the Company shall pay or deliver, as the case may be, to the Holder, in respect of each $1,000 principal amount of the Notes as of the Conversion Date (including all PIK Interest capitalized hereon), (A) an amount in cash equal to the lesser of the Conversion Value and the Specified Dollar Amount and (B) if the Conversion Value exceeds the Specified Dollar Amount, a number of Shares equal to the quotient of (x) the Conversion Value minus the Specified Dollar Amount divided by (y) the Average VWAP.

(d) Before the Holder shall be entitled to convert the Notes as set forth above, the Holder shall (i) complete, manually sign and deliver to the Company an irrevocable notice of conversion substantially in the form of Schedule 23.2(d) (a “Notice of Conversion”) and (ii) surrender the Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at such office. The Holder shall not be entitled to convert the Notes if the Holder has also delivered an Investor Put Notice to the Company and has not validly withdrawn such Investor Put Notice. The Conversion Obligation shall be computed on the basis of the aggregate principal amount of the Notes on the Conversion Date (including all PIK Interest capitalized hereon).

(e) The Notes shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) on which the Holder has complied with the requirements set forth in Section 23.2(d). The Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the second Business Day immediately following the Conversion Date, in the case of any Shares deliverable upon conversion, and on the 20th Business Day immediately following the Conversion Date (or, if such day is not a Business Day, on the next succeeding Business Day), in the case of any cash deliverable upon conversion. Any Shares deliverable upon conversion shall bear a legend regarding restrictions on transfer under the Securities Act, and as otherwise contemplated by Sections 6.7 and 9.4, unless the Company determines that no such legend is required.

(f) If the Holder submits the Notes for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of any Shares upon conversion, unless the tax is due because the Holder requests such Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Company may refuse to deliver Shares being issued in a name other than the Holder’s name until the Company receives a sum sufficient to pay any tax that is due by the Holder in accordance with the immediately preceding sentence.

(g) Upon conversion, the Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, provided that, any PIK Interest that has accrued but not yet been capitalized for the partial interest period from the most recent Interest Payment Date (or, if no Interest Payment Date has occurred, the Effectiveness Date) through the Conversion Date shall be capitalized as of such date. The Company’s settlement of the full Conversion Obligation shall be deemed to satisfy in full its obligation to pay the principal amount of the Notes and accrued and unpaid interest, if any, to, but not including, the Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon the conversion of the Notes into a combination of cash and Shares, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

(h) The Person in whose name the Shares shall be issuable upon conversion shall be treated as a stockholder of record as of the close of business on the Conversion Date. The Notes shall be deemed to cease to be outstanding on the Conversion Date and, upon the Conversion Date, the Holder shall have no further rights under the Notes, except the right to receive the consideration due upon conversion as provided herein.

(i) The Company shall not issue any fractional Share upon conversion of the Notes and shall instead pay cash in lieu of delivering any fractional Share issuable upon conversion based on the Average VWAP.

Section 23.3. Adjustment to Conversion Rate. If the Company exclusively issues Shares as a dividend or distribution on shares of Class A Common Stock, or if the Company effects a share split or share combination of the Class A Common Stock, the Conversion Rate shall be adjusted based on the following formula:

CR’ = CR0 ×	OS’
OS0

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the issuance date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as applicable;

CR’	=	the Conversion Rate in effect immediately after the open of business on such issuance date or effective date;

OS0	=	the number of Shares outstanding immediately prior to the open of business on such issuance date or effective date (before giving effect to any such dividend, distribution, split or combination); and

OS’	=	the number of Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 23.3 shall become effective immediately after the open of business on the issuance date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. The Company shall make appropriate adjustments to the Average VWAP to account for any event during the Observation Period that requires or may require an adjustment to the Conversion Rate.

Section 23.4. Effect of Recapitalizations, Reclassifications and Changes of the Class A Common Stock.

(a) In the case of (i) any recapitalization, reclassification or change of the Class A Common Stock (other than changes resulting from a subdivision or combination), (ii) any consolidation, merger, combination or similar transaction involving the Company, (iii) any sale, lease or other transfer to a third party of the consolidated assets of the Company and its Subsidiaries substantially as an entirety or (d) any statutory share exchange, in each case, as a result of which the Class A Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of the Notes (including all PIK Interest capitalized hereon) shall be changed into a right to convert such principal amount of the Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Class A Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Class A Common Stock is entitled to receive) upon such Merger Event; provided, however, that at and after the effective time of the Merger Event (i) the Holder shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of the Notes in accordance with Section 23.2 and (ii) (A) any amount payable in cash upon conversion of the Notes in accordance with Section 23.2 shall continue to be payable in cash, (B) any Shares that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 23.2 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Class A Common Stock would have been entitled to receive in such Merger Event and (C) the Daily VWAP shall be calculated based on the value of a unit of Reference Property.

(b) If the Merger Event causes the Class A Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property into which the Notes will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Class A Common Stock, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one share of Class A Common Stock.

Section 23.5. Certain Covenants. The Company covenants that all Shares issued upon conversion of the Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof. The Company further covenants if at any time the Class A Common Stock shall be listed on any national securities exchange or automated quotation system, the Company will list and keep listed, so long as the Class A Common Stock shall be so listed, any Shares issuable upon conversion of the Notes.

Section 23.6. Calculations. The Company shall be responsible for making all calculations called for under this Section 23. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on the Holder.

[Signature Pages Follow]

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

EVERNORTH HOLDINGS INC.

By	/s/ Asheesh Birla
Name: Asheesh Birla
Title: CEO
9/11/2026

This Agreement is hereby

accepted and agreed to as

of the date hereof.

Very truly yours,

NH INVESTMENT & SECURITIES CO., LTD. AS TRUSTEE OF KYOBO AIM CORPORATE FINANCE GENERAL PRIVATE INVESTMENT TRUST NO. 3

By	/s/ Sungsoo Hwang
Name: Sungsoo Hwang
Title: General Manager
	Address:	Park One NH Financial Tower, 108,
	E-mail address:	Yeoui-daero, Yeongdeungpo-gu, Seoul, 07335, Republic of Korea trustee@nhsec.com

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Agreement” means this Note Purchase Agreement, including all Schedules attached to this Agreement.

“Anti-Corruption Laws” means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding bribery or any other corrupt activity, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010.

“Anti-Money Laundering Laws” means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes, including the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act) and the USA PATRIOT Act.

“Average VWAP” means the arithmetic average of the Daily VWAPs on each Trading Day during the Observation Period.

“Blocked Person” means (a) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by OFAC, (b) a Person, entity, organization, country or regime that is blocked or a target of sanctions that have been imposed under Economic Sanctions Laws or (c) a Person that is an agent, department or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, any Person, entity, organization, country or regime described in clause (a) or (b).

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 19, 2025, by and among SPAC, the Company, Pathfinder, Company Merger Sub, SPAC Merger Sub and Ripple Labs Inc., as amended, supplemented or otherwise modified from time to time.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York or Seoul, Republic of Korea are required or authorized to be closed.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Code” means the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder from time to time.

SCHEDULE A

(to Note Purchase Agreement)

“Company Merger Sub” means Evernorth Company Merger Sub LLC, a Delaware limited liability company.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled” and “Controlling” shall have meanings correlative to the foregoing.

“Controlled Entity” means (a) any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates and (b) if the Company has a parent company, such parent company and its Controlled Affiliates.

“Conversion Value” means, with respect to the conversion of the Notes, the product of the Conversion Rate as of the Conversion Date multiplied by the Average VWAP.

“Daily VWAP” means, for each Trading Day during the Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the Class A Common Stock (or a successor identified by the Company if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Class A Common Stock on such Trading Day determined, using a volume-weighted average method to the extent practicable, by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means a rate of interest per annum equal to the Coupon Rate plus 3.00%.

“DeSPAC Transaction” means the business combination contemplated by the Business Combination Agreement, pursuant to which, among other things, (a) Company Merger Sub will merge with and into Pathfinder, with Pathfinder surviving as a subsidiary of the Company, and (b) SPAC Merger Sub will merge with and into Armada Acquisition Corp. II (following its domestication as a Delaware corporation), with Armada Acquisition Corp. II surviving, and following which the Company will become a publicly listed company whose Class A common stock is expected to trade on The Nasdaq Stock Exchange LLC under the symbol “XRPN.”

“Economic Sanctions Laws” means those laws, executive orders, enabling legislation or regulations administered and enforced by the United States pursuant to which economic sanctions have been imposed on any Person, entity, organization, country or regime, including the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Sudan Accountability and Divestment Act and any other OFAC Sanctions Program.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval System or any successor SEC electronic filing system for such purposes.

“Effectiveness Date” means the date of the closing of the DeSPAC Transaction.

“Environmental Laws” means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“FATCA” means (a) sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), together with any current or future regulations or official interpretations thereof, (b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, which (in either case) facilitates the implementation of the foregoing clause (a), and (c) any agreements entered into pursuant to section 1471(b)(1) of the Code.

“Fundamental Transaction” means the occurrence of any of the following:

(a) any Person or group of Persons acting in concert, other than one or more Permitted Holders, becomes the beneficial owner, directly or indirectly, of Voting Securities representing more than 50% of the total Voting Power of the Company;

(b) the sale, lease, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person or group of Persons acting in concert other than one or more Permitted Holders or one or more Subsidiaries of the Company; or

(c) the consummation of any merger, consolidation, business combination, reorganization, reclassification, recapitalization or similar transaction involving the Company as a result of which the holders of the Company’s Voting Securities immediately prior to such transaction cease to hold, directly or indirectly, Voting Securities representing more than 50% of the total Voting Power of the surviving, continuing or resulting Person (or its direct or indirect parent) immediately following such transaction, in substantially the same proportions relative to one another as immediately prior to such transaction.

Notwithstanding the foregoing, no Fundamental Transaction will be deemed to occur by reason of, and none of the following will be taken into account in determining whether a Fundamental Transaction has occurred:

(i) the DeSPAC Transaction and the other transactions contemplated by the Business Combination Agreement and the other Ancillary Agreements (as defined in the Business Combination Agreement);

(ii) any acquisition of beneficial ownership of Voting Securities by, or any transfer of Voting Securities among or between, one or more Permitted Holders, or the formation of, or any change in the composition of, any group consisting solely of Permitted Holders;

(iii) any change in the beneficial ownership percentage of any Person or group resulting solely from a change in the aggregate number of outstanding Voting Securities of the Company, including as a result of any issuance, sale, repurchase, redemption, forfeiture, cancellation, retirement, stock split, reverse stock split or stock dividend;

(iv) any conversion, reclassification or exchange of Class B common stock, par value $0.001 per share, or Class C common stock, par value $0.001 per share, of the Company, into or for Class A Common Stock, any exchange of Pathfinder units for Class A Common Stock, or any other conversion, exchange or redemption effected in accordance with the Company’s or Pathfinder’s respective organizational documents;

(v) the operation of, or any change in the application of, any maximum ownership, beneficial ownership or voting power limitation set forth in the Company’s or Pathfinder’s organizational documents;

(vi) the authorization, designation, issuance or sale of any Preferred Stock of the Company, including any Series A preferred shares or Series B preferred shares, or any conversion thereof in accordance with its terms, in each case unless and to the extent the same independently results in an event described in clause (a) above;

(vii) any issuance or sale of equity securities, or securities convertible into or exchangeable for equity securities, of the Company in a bona fide capital-raising transaction, unless and to the extent the same independently results in an event described in clause (a) above;

(viii) the incurrence, refinancing or repayment of Indebtedness by the Company or any Subsidiary in the ordinary course of business; or

(ix) any merger, consolidation, amalgamation, division, conversion, dissolution, liquidation or transfer of assets solely among or between the Company and one or more of its Subsidiaries, or solely among or between Subsidiaries of the Company, or any other internal reorganization that does not result in an event described in clause (a) or clause (b) above.

For purposes of this definition, ”Voting Securities” means the securities of a Person entitled to vote generally in the election of directors (or Persons performing similar functions) of such Person, ”Voting Power” means the aggregate number of votes entitled to be cast by all Voting Securities voting together as a single class in the election of directors, and beneficial ownership is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act; provided that no Person will be deemed the beneficial owner of Voting Securities solely by reason of a customary revocable proxy solicited on behalf of the Company’s board of directors, an agreement to vote in favor of a transaction that has not been consummated, or the existence of any voting agreement to which one or more Permitted Holders is party.

“GAAP” means (a) generally accepted accounting principles as in effect from time to time in the United States of America and (b) for purposes of Section 9.6, with respect to any Subsidiary, generally accepted accounting principles (including International Financial Reporting Standards, as applicable) as in effect from time to time in the jurisdiction of organization of such Subsidiary.

“Governmental Authority” means

(a) the government of

(i) the United States of America or any state or other political subdivision thereof, or

(ii) any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Governmental Official” means any governmental official or employee, employee of any government-owned or government-controlled entity, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Materials” means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable law, including asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“Holder” or “holder of the Notes” means, with respect to any Note, the Person in whose name such Note is registered in the Notes Register maintained by the Company pursuant to Section 13.1, provided, however, that if such Person is a nominee, then for the purposes of Sections 7, 12, 15.1, 15.2, 17.2 and 18 and any related definitions in this Schedule A (including the definition of “Institutional Investor”), “holder” shall mean the beneficial owner of such Note whose name and address appears in the Notes Register.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(a) its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) (i) all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases and (ii) all liabilities which would appear on its balance sheet in accordance with GAAP in respect of Synthetic Leases assuming such Synthetic Leases were accounted for as Capital Leases;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

(f) the aggregate Swap Termination Value of all Swap Contracts of such Person; and

(g) any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Institutional Investor” means (a) the Purchaser, (b) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, (c) any Related Fund of the Holder and (d) any trust or fund whose beneficiaries or beneficial owners are Institutional Investors described in the foregoing clauses (a) through (c) hereof.

“Interest Payment Date” means each date on which PIK Interest is capitalized in accordance with Section 8.7, being semi-annually in arrears on April 7 and October 7 of each year, commencing with the first such date to occur after the Effectiveness Date on April 7, 2027; provided that the final Interest Payment Date shall be the Maturity Date.

“Investor Put Option” means the right of the Holder to require the Company to redeem the Notes in accordance with Section 8.6.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Material” means material in relation to the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole.

“Material Adverse Change” means any event, change, occurrence or development that, individually or in the aggregate, has had a Material Adverse Effect that is continuing.

“Material Adverse Effect” means a material adverse effect on (a) the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, (b) the ability of the Company to perform its payment obligations under this Agreement and the Notes, or (c) the validity or enforceability of this Agreement or the Notes, or the rights and remedies of the Purchaser thereunder; provided that none of the following, and no event, change, occurrence, development, circumstance, effect or state of facts arising out of or resulting from any of the following, either alone or in combination, shall constitute, contribute to, or be taken into account in determining whether there has occurred or would reasonably be expected to occur, a Material Adverse Effect:

(i) any fluctuation, volatility or decline in the price, liquidity, market capitalization or trading volume of XRP or any other digital asset, or any change in the market for, or general conditions affecting, digital assets or the digital asset industry;

(ii) general economic, financial, credit, capital market, monetary, commodity or political conditions, including changes in interest rates, exchange rates or inflation;

(iii) conditions generally affecting any industry or market in which the Company or any Subsidiary operates;

(iv) any change in applicable law, regulation, regulatory policy or guidance, or in GAAP or other accounting standards, or in the interpretation or enforcement of any of the foregoing, including any of the foregoing relating to digital assets;

(v) any act of war, armed hostilities, terrorism, sabotage or cyberattack not targeted at the Company or any Subsidiary, any epidemic, pandemic or public health event, any natural disaster or act of God, or any escalation or worsening of any of the foregoing;

(vi) the announcement, pendency, execution, delivery, performance or consummation of this Agreement, the Notes, the DeSPAC Transaction or the other transactions contemplated by the Business Combination Agreement or any Private Placement Subscription Agreement, including any resulting redemption of SPAC securities, any change in the trading price or trading volume of the Class A Common Stock, or any action taken or omitted at the written request or with the written consent of the Purchaser or the Holder;

(vii) any failure by the Company or any Subsidiary to meet any internal or published projections, budgets, forecasts, estimates or guidance for any period (it being understood that the underlying cause of any such failure may, subject to the other exclusions in this definition, be taken into account); or

(viii) any matter disclosed in the S-4 Registration Statement or otherwise disclosed in writing to the Purchaser prior to the date of this Agreement,

except, in the case of clauses (ii) and (iii), to the extent such conditions have a disproportionate adverse effect on the Company relative to other companies operating in the same industry.

“Maturity Date” means the fifth anniversary of the Effectiveness Date.

“Observation Period” means, with respect to the conversion of the Notes, the period of 30 consecutive Trading Days ending on, and including, the Trading Day immediately preceding the Conversion Date.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Pathfinder” means Pathfinder Digital Assets LLC, a Delaware limited liability company.

“Permitted Holders” means, individually and collectively, (a) Ripple Labs Inc., a Delaware corporation, (b) Arrington XRP Capital Fund, LP, a Delaware limited partnership (solely in its capacity as sponsor of SPAC), (c) RippleWorks Inc., a Delaware nonprofit nonstock corporation, (d) SBI Holdings, Inc., a Japanese joint-stock corporation, (e) Chris Larsen, (f) each Affiliate of any of the foregoing, and (g) any group of Persons consisting solely of one or more of the foregoing.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or governmental authority.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Preferred Stock” means any class of capital stock of a Person that is preferred over any other class of capital stock (or similar equity interests) of such Person as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such Person.

“Private Placement Subscription Agreement” means each subscription agreement entered into by the Company, Pathfinder and the SPAC on October 19, 2025 with each investor party thereto in connection with the DeSPAC Transaction.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Purchaser” means the purchaser that has executed and delivered this Agreement to the Company, as identified in its signature page hereto, and its successors and assigns (so long as any such assignment complies with Section 13.2), provided, however, that if the Purchaser ceases to be the registered holder or a beneficial owner (through a nominee) of the Notes as the result of a transfer thereof pursuant to Section 13.2, it shall cease to be included within the meaning of “Purchaser” for the purposes of this Agreement upon such transfer.

“Purchaser Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Purchaser that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Purchaser’s ability or legal authority to perform its obligations under this Agreement, including the purchase of the Notes.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Related Fund” means, with respect to the holder of a Note, any fund or entity that (a) invests in Securities or bank loans, and (b) is advised or managed by such holder, the same investment manager or investment advisor as such holder or by an affiliate of such holder or such investment manager or investment advisor.

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Securities” or “Security” shall have the meaning specified in section 2(1) of the Securities Act.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

“Settlement Method” means, with respect to the conversion of the Notes, Physical Settlement, Cash Settlement or Combination Settlement, as elected (or deemed to have been elected) by the Holder in accordance with Section 23.2(b).

“Significant Subsidiary” means at any time any Subsidiary that would at such time constitute a “significant subsidiary” (as such term is defined in Regulation S-X of the SEC as in effect on the date of the Closing) of the Company.

“SPAC” means Armada Acquisition Corp. II, a Cayman Islands company incorporated with limited liability.

“SPAC Merger Sub” means Evernorth Corporate Merger Sub Inc., a Delaware corporation.

“Specified Dollar Amount” means the maximum cash amount per $1,000 principal amount of the Notes to be received upon conversion, as specified by the Holder in the Notice of Conversion in the case of Combination Settlement.

“State Sanctions List” means a list that is adopted by any state Governmental Authority within the United States of America pertaining to Persons that engage in investment or other commercial activities in Iran or any other country that is a target of economic sanctions imposed under Economic Sanctions Laws.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Swap Contract” means (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amounts(s) determined as the mark-to-market values(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

“Synthetic Lease” means, at any time, any lease (including leases that may be terminated by the lessee at any time) of any property (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, other than any such lease under which such Person is the lessor.

“Trading Day” means a day on which trading generally occurs on The Nasdaq Stock Exchange LLC or, if the Class A Common Stock is not then listed thereon, the principal national securities exchange or automated quotation system on which the Class A Common Stock is then listed or admitted for trading.

“United States Person” has the meaning set forth in Section 7701(a)(30) of the Code.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and the rules and regulations promulgated thereunder from time to time in effect.

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-Owned Subsidiaries at such time.

[FORM OF NOTE]

EVERNORTH HOLDINGS INC.

4.00% CONVERTIBLE SENIOR PIK NOTE DUE 2031

No. 1

$30,000,000	October 7, 2026

FOR VALUE RECEIVED, the undersigned, Evernorth Holdings Inc. (herein called the “Company”), a corporation organized and existing under the laws of the State of Nevada, hereby promises to pay to NH Investment & Securities Co., Ltd. as trustee of Kyobo AIM Corporate Finance General Private Investment Trust No. 3, or registered assigns, the principal sum of Thirty Million Dollars ($30,000,000) (the “Original Principal Amount”), together with all PIK Interest capitalized thereon and not converted, redeemed or otherwise satisfied, on the fifth anniversary of the Effectiveness Date (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 4.00% per annum from and after the Effectiveness Date, which interest shall be paid in kind by addition to the principal amount hereof on each Interest Payment Date, compounding semi-annually, until the earliest of the Conversion Date, the Maturity Date and the date of redemption upon exercise of the Investor Put Option, and (b) to the extent permitted by law, on any overdue payment of any amount payable in cash hereunder, at the Default Rate, solely for the period of such delay. No interest shall accrue hereon in respect of any period prior to the Effectiveness Date. This Note is convertible into Shares on the terms set forth in Section 23 of the Note Purchase Agreement.

This Note is convertible, at the option of the holder hereof, into Shares, cash or a combination thereof, on an all-or-nothing basis, at any time on or after the one year anniversary of the Effectiveness Date and prior to the close of business on the Business Day immediately preceding the Maturity Date, at the initial conversion rate of 98.03921 Shares per $1,000 principal amount hereof (including all PIK Interest capitalized hereon), subject to adjustment, provided that the aggregate Conversion Value shall be subject to a cap equal to 4.0 times the Original Principal Amount, in each case as, and on the terms and subject to the conditions, set forth in Section 23 of the Note Purchase Agreement. The holder hereof shall elect Physical Settlement, Cash Settlement or Combination Settlement in the Notice of Conversion delivered pursuant to Section 23.2(d) of the Note Purchase Agreement, and failing such election will be deemed to have elected Physical Settlement. Upon conversion, no separate cash payment will be made in respect of accrued and unpaid interest, and settlement of the Conversion Obligation will satisfy in full the Company’s obligation to pay the principal amount hereof and accrued and unpaid interest to, but not including, the Conversion Date. No fractional Shares will be issued upon conversion, and cash will be paid in lieu thereof based on the Average VWAP.

Payments of principal of and interest on this Note are to be made in lawful money of the United States of America at 600 Battery Street, San Francisco, CA 94111 or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below, in each case subject to, and net of, any withholding or deduction for taxes required by applicable law and without any obligation of the Company to pay additional amounts or gross up in respect thereof.

SCHEDULE 1

(to Note Purchase Agreement)

This Note is issued pursuant to the Note Purchase Agreement, dated September 11, 2026 (as from time to time amended, the “Note Purchase Agreement”), between the Company and the Purchaser named therein and is entitled to the benefits thereof. The holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder’s attorney duly authorized in writing, and subject to the prior written consent of the Company and the transfer restrictions set forth in the Note Purchase Agreement and in the legend below, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the Person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is not subject to prepayment or redemption at the option of the Company. This Note is subject to redemption at the option of the holder upon an Event of Default or a Fundamental Transaction, in which case, the Company shall pay the holder an amount in cash which, together with all payments previously made in respect of the Notes so redeemed, provides the holder with a yield to put of 8.0% per annum on the Original Principal Amount, at the times and on the terms specified in Section 8.6 of the Note Purchase Agreement, and is otherwise repayable in cash at par, together with all capitalized PIK Interest, on the Maturity Date, without premium or make-whole, in each case if not previously converted in accordance with Section 23 of the Note Purchase Agreement.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the law of a jurisdiction other than such State.

This Note and the Shares issuable upon conversion hereof have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act. This Note and such Shares constitute “restricted securities” and may not be offered, sold, pledged or otherwise transferred except pursuant to an effective registration statement under the Securities Act or an available exemption from registration, including Rule 144 thereunder, and in each case only with the prior written consent of the Company. Neither this Note nor such Shares will be freely transferable until at least one year after the date on which the Company files with the Securities and Exchange Commission the Current Report on Form 8-K reporting the closing of the DeSPAC Transaction.

FORM OF OID LEGEND THE FOLLOWING INFORMATION IS SUPPLIED SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES. THE NOTES REPRESENTED BY THIS CERTIFICATE WERE ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (“OID”) WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AND THIS LEGEND IS REQUIRED BY SECTION 1275(C) OF THE CODE. HOLDERS MAY OBTAIN INFORMATION REGARDING THE AMOUNT OF ANY OID, THE ISSUE PRICE, THE ISSUE DATE, THE YIELD TO MATURITY AND PROJECT PAYMENT SCHEDULE RELATING TO THE NOTES BY CONTACTING EVERNORTH HOLDINGS INC., 600 BATTERY ST., SAN FRANCISCO, CALIFORNIA 94111, ATTENTION: GENERAL COUNSEL.

EVERNORTH HOLDINGS INC.

By
Name:
Title:

SCHEDULE 5.4

SUBSIDIARIES OF THE COMPANY AND

OWNERSHIP OF SUBSIDIARY STOCK

(i)	Subsidiaries:

Name	Jurisdiction	% of Shares
Evernorth Company Merger Sub LLC	Delaware	100%
Evernorth Corporate Merger Sub Inc.	Delaware	100%

Note: The Subsidiaries listed above reflect the Company’s organizational structure as of the date of this Agreement. Upon the closing of the DeSPAC Transaction, (i) the Company Merger Sub will merge with and into Pathfinder, with Pathfinder surviving as a Subsidiary of the Company, and (ii) the SPAC Merger Sub will merge with and into SPAC, with SPAC surviving as a Subsidiary of the Company. Accordingly, each of the Company Merger Sub and SPAC Merger Sub will cease to exist as a separate entity upon the closing of the DeSPAC Transaction.

(ii)	Affiliates:

Name	Jurisdiction	Relationship
Ripple Labs Inc.	Delaware	Sole Stockholder
Pathfinder Digital Assets LLC	Delaware	Under the common control of Ripple

Note: The Affiliates listed above reflect the position as of the date of this Agreement, at which time Ripple is the sole stockholder of the Company. Upon the closing of the DeSPAC Transaction, Ripple cease to be the sole stockholder and each Permitted Holder may be deemed an Affiliate of the Company.

(iii)	Company’s Directors and Executive Officers:

Directors

Asheesh Birla – Director

Senior Officers

Asheesh Birla – Chief Executive Officer, Secretary and Treasurer

Matthew Frymier – Chief Financial Officer

SCHEDULE 5.4

(to Note Purchase Agreement)

Note: The directors and senior officers listed above reflect the position as of the date of this Agreement. Effective upon the closing of the DeSPAC Transaction, the board of directors of the Company will consist of five directors, expected to be Asheesh Birla, Stuart Alderoty, Ted Janus, Robert Kaiden and Derar Islim, of whom each of Messrs. Janus, Kaiden and Islim is expected to qualify as an independent director under Nasdaq rules. The senior officers are expected to be Asheesh Birla as Chief Executive Officer, Matthew Frymier as Chief Financial Officer, Sagar Shah as Chief Business Officer, Jessica Jonas as Chief Legal Officer and Secretary, and Megumi Nakamura as Chief Operating Officer.

SCHEDULE 5.15

EXISTING INDEBTEDNESS OF THE COMPANY AND ITS SUBSIDIARIES

As of March 31, 2026, the only outstanding Indebtedness of the Company and its Subsidiaries consists of borrowings under two related party revolving credit facilities extended by Ripple Labs Inc.:

(a) the master intercompany facility agreement, dated as of November 6, 2025, between the Company and Ripple, as amended on February 11, 2026, establishing a revolving credit facility in an aggregate principal amount of up to $1,000,000 (the “Evernorth Facility”), which was undrawn as of March 31, 2026; and

(b) the master intercompany facility agreement, dated as of November 6, 2025, between Pathfinder Digital Assets LLC and Ripple, as amended on February 11, 2026, establishing a revolving credit facility in an aggregate principal amount of up to $7,000,000 (the “Pathfinder Facility” and, together with the Evernorth Facility, the “Ripple Facilities”), under which approximately $5,054,788 of principal was outstanding as of March 31, 2026, together with $41,332 of accrued and unpaid interest. Pathfinder will become a Subsidiary of the Company upon the closing of the DeSPAC Transaction.

Interest on amounts drawn under each of the Ripple Facilities accrues at a rate of 3.81% per annum from November 6, 2025. Neither Ripple Facility is secured or guaranteed, and the Ripple Facilities are expected to be repaid in full at or promptly following the closing of the DeSPAC Transaction.

SCHEDULE 5.15

(to Note Purchase Agreement)

SCHEDULE 23.2(D)

[FORM OF NOTICE OF CONVERSION]

To: [     ]

The undersigned registered owner of this Note hereby exercises the option to convert this Note in accordance with the terms of this Note, and directs that any cash payable and any Shares issuable and deliverable upon such conversion, together with any cash for any fractional Share, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any, in accordance with Section 23.2(f) of the Note Purchase Agreement. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Note Purchase Agreement.

The Settlement Method shall be:

If Combination Settlement is specified, the Specified Dollar Amount shall be: $

Dated:

Signature(s)

Fill in for registration of Shares if to be issued other than to and in the name of the registered holder:

               (Name)

               (Street Address)

               (City, State and Zip Code)

Please print name and address

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of this Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

SCHEDULE 23.2(D)

(to Note Purchase Agreement)